Tonix Pharmaceuticals Holding Corp.

26 Main Street, Suite 101

Chatham, New Jersey 07928

September 3, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tonix Pharmaceuticals Holding Corp.

Registration Statement on Form S-3 (File No. 333-287965)

Filed on June 12, 2025

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Tonix Pharmaceuticals Holding Corp. hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:30 p.m., Eastern Time, on September 4, 2025, or as soon as practicable thereafter.

Please call Irina Ishak of Lowenstein Sandler LLP at (973) 422-6406 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

TONIX PHARMACEUTICALS HOLDINGS CORP.

By:	/s/ Bradley Saenger
Name:	Bradley Saenger
Title:	Chief Financial Officer